Exhibit 99.1

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to attend a Special General Meeting (the “Meeting”) of the shareholders of P.V. Nano Cell Ltd. (the “Company”), to be held at 4:00 pm, Israel time, on Thursday, August 8, 2024, or at any adjournments thereof, to be held at the Company’s offices at 8 Hamasger Street, Midgal Ha’Emek, Israel 2310102.

The purpose of the Meeting is to approve a private placement of the Company’s ordinary shares to GTRIMG Investments Ltd., the controlling shareholder of the Company.

Only shareholders who held shares at the close of business on July 8, 2024, are entitled to notice of, and to vote at the Meeting and any adjournments thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of the Company’s shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.

If you are a shareholder of record (i.e., your shares are registered directly in your name with the Company’s transfer agent or in the Company’s share register), you can vote by submitting a proxy over the Internet or by completing, signing, and returning the enclosed proxy card by email or mail, or in person by attending the Meeting. Proxies must be received by Internet, email or mail by the Company’s transfer agent or by mail at the Company’s registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., you hold your shares in “street name”), you must follow the instructions included in the enclosed voting instruction form you receive from your bank, broker or nominee. If you hold your shares in “street name” and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Our Board of Directors recommends that you vote FOR the above proposal, which is described in the Proxy Statement.

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour of the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 1999 (the “Companies Law”), is July 10, 2024. To the extent any shareholder would like to state his/her/its position with respect to the proposal described in this notice, pursuant to regulations under the Companies Law, such shareholder may do so by delivery of a notice to the Company’s offices located at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, Chief Financial Officer, not later than July 29, 2024.

The full version of the proposed resolution may be viewed in the accompanying proxy statement, which together with the accompanying proxy card (collectively, the “Proxy Materials”), will be available to the public on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. The Proxy Materials will also be made available on the Company’s corporate website and may also be viewed at the Company’s offices, upon prior notice and coordination and during regular business hours, at 8 Hamasger Street, Midgal Ha’Emek, Israel; Tel: +972-4-6546881, until the date of the Meeting. The Company’s representative is Mr. Evyatar Cohen, chief financial officer, who can be reached at telephone: +972-4-6546881 or e-mail address: evyatar@profinance.co.il. Detailed voting instructions are provided in the accompanying proxy statement and the proxy card.

Very truly yours,

/s/ Avi Magid
Avi Magid
Chief Executive Officer

July 3, 2024

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share, of P.V. Nano Cell Ltd. (“we,” “us,” “our” or the “Company”) in connection with the solicitation of proxies to be voted at a Special General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Thursday, August 8, 2024, at 4:00 p.m. Israel time, at the offices of the Company, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the approval of a private placement of the Company’s ordinary shares to GTRIMG Investments Ltd., the controlling shareholder of the Company.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies will vote according to their own judgment on those matters.

Board Recommendation

Our board of directors recommends that you vote “FOR” the approval of the proposal set forth in this Proxy Statement.

Who Can Vote

Only shareholders of record at the close of business on July 8, 2024 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

You can vote your ordinary shares by attending the Meeting, as described below. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held as a beneficial owner through a broker, bank or nominee (i.e., shares held in “street name”).

Shareholders of Record

If you are a shareholder of record (i.e., your shares are registered directly in your name with our transfer agent or in the Company’s share register), you may vote by (i) attending and voting in person at the Meeting; (ii) by submitting your vote by proxy over the Internet, by logging on to the website listed on the enclosed proxy, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts, no later than later than forty-eight (48) hours prior to the designated time for the Meeting; or (iii) by completing, signing and submitting the proxy card either by mail in the postage-paid envelope provided or via email in accordance with the instructions set forth on the enclosed proxy card. Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.

Beneficial Holders

If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”) and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. If your ordinary shares are held in “street name” and you wish to vote via proxy, please follow the voting instructions provided to you by your broker, bank, trustee or nominee.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering to us a written notice of revocation or a new proxy bearing a later date or by voting again via the Internet, in each case prior to the applicable deadline, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Solicitation of Proxies

Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour of the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve Proposal 1. In addition, the approval of Proposal 1 is also subject to the fulfillment of one of the following additional voting requirements (referred to as the “Special Majority”): (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

Under the Israeli Companies Law, 1999 (the “Companies Law”), each shareholder voting on Proposal 1 via proxy, is required to indicate on the proxy card or on the proxy submitted over the Internet, or, if voting in person at the Meeting, inform us prior to voting on the proposal at the Meeting, whether or not the shareholder has a “personal interest” in the proposal. Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholders relatives (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 30, 2024, by (i) each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares; (ii) each of our current directors and executive officers; and (iii) all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “Commission”). Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of June 30, 2024 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 193,649,488 ordinary shares outstanding as of June 30, 2024.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders.

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
GTRIMG Investments Ltd.	81,350,931	(1)	39.42%
Legov Ltd.	65,513,136	(2)	30.66%
Teuza – A Fairchild Technology Venture Ltd.	39,123,821	(3)	19.31%
Y.T.Y. Lenny Investments Ltd.	16,552,326	(4)	8.24%

Directors, director nominees and executive officers:
Dov Farkash, Chairman of the Board	969,940	(5)	*
Avi Magid, Chief Executive Officer and Director	3,899,134	(6)	1.95%
Gil Kerbs, Director	—		—
Ido Lapidot, External Director	1,439,522	(7)	*
Limor Magen-Telem, External Director	30,776	(8)	*
Keinan Maman, Director	437,026	(9)	*
Fernando de la Vega, Chief Technology Officer	5,893,094	(10)	2.97%
Evyatar Cohen, Chief Financial Officer	1,916,841	(11)	*
Directors, director nominees and executive officers as a group (8 persons)	14,586,333	(12)	7.37%

*	Represents less than 1.0% beneficially held.

(1)	Includes (i) 68,643,861 ordinary shares beneficially owned by GTRIMG Investments Ltd. (“GTRIMG”), a company incorporated under the laws of the State of Israel, which is wholly-owned by TRIMG Communication International Ltd., a company incorporated under the laws of the State of Israel, which itself is wholly-owned by GTRIMG Ltd., a company incorporated under the laws of the British Virgin Islands, which itself is wholly-owned by GTRIMG Foundation, a foundation incorporated under the laws of the Principality of Liechtenstein, the beneficiaries of which are Messrs. Talia Zeevi, Rami Zeevi, Yael Zeevi Shoer, Michal Zeevi Bender and Gur Zeevi, and (ii) 12,707,070 ordinary shares issuable upon exercise of outstanding warrants held by GTRIMG currently exercisable or exercisable within 60 days of June 30, 2024.

(2)	Includes (i) an aggregate 45,513,138 ordinary shares held by Legov Ltd., GlenRock Israel Ltd., Insight Capital Ltd. (collectively, the “LR Entities”) and Leon Recanati, and (ii) 19,999,998 ordinary shares issuable upon exercise of outstanding warrants held by Insight Capital Ltd. currently exercisable or exercisable within 60 days of June 30, 2024. Leon Recanati is the beneficial owner of the ordinary shares held by the LR Entities and underlying the warrants held by Insight Capital Ltd.

(3)	Includes (i) 30,195,250 ordinary shares beneficially owned, and (ii) 8,928,571 ordinary shares issuable upon exercise of outstanding warrants currently exercisable or exercisable within 60 days of June 30, 2024.

(4)	Includes (i) an aggregate 9,409,469 ordinary shares held by Y.T.Y. Lenny Investments Ltd. and Sullam Holdings L.R Ltd., and (ii) 7,142,857 ordinary shares issuable upon exercise of outstanding warrants held by Sullam Holdings L.R Ltd. currently exercisable or exercisable within 60 days of June 30, 2024. Lenny Recanati is the beneficial owner of the ordinary shares held by Y.T.Y. Lenny Investments Ltd. and Sullam Holdings L.R Ltd. and the ordinary shares underlying the warrants held by Sullam Holdings L.R. Ltd.

(5)	Represents options to purchase 969,940 ordinary shares currently exercisable or exercisable within 60 days of June 30, 2024.

(6)	Represents options to purchase 3,899,134 ordinary shares currently exercisable or exercisable within 60 days of June 30, 2024.

(7)	Represents options to purchase 1,439,522 ordinary shares currently exercisable or exercisable within 60 days of June 30, 2024.

(8)	Represents options to purchase 30,776 ordinary shares currently exercisable or exercisable within 60 days of June 30, 2024.

(9)	Represents options to purchase 437,026 ordinary shares currently exercisable or exercisable within 60 days of June 30, 2024.

(10)	Includes (i) 1,336,140 ordinary shares beneficially owned, and (ii) options to purchase 4,556,954 ordinary shares currently exercisable or exercisable within 60 days of June 30, 2024.

(11)	Represents options to purchase 1,916,841 ordinary shares currently exercisable or exercisable within 60 days of June 30, 2024.

(12)	See footnotes (5)-(11) above.

PROPOSAL 1
APPROVAL OF PRIVATE PLACEMENT WITH CONTROLLING SHAREHOLDER

(Item 1 on the Proxy Card)

Background

The Company’s principal existing shareholders, including GTRIMG, the Company’s controlling shareholder (collectively, the “Principal Shareholders”), have expressed their agreement to continue to financially support the Company and invest additional funds in the Company by way of a private placement of securities of the Company.

Accordingly, our Audit Committee and Board of Directors have approved the offering and sale to existing shareholders of the Company, including the Principal Shareholders, of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), at a purchase price of $0.07 per Ordinary Share (the “Price Per Share”), in a private placement, for aggregate gross proceeds to the Company of up to $2 million (the “Offering”). The amount to be invested by each existing shareholder participating in the Offering (each, an “Investor”) shall be paid to the Company in four equal installment payments (each, an “Installment Payment”), in accordance with the following payment schedule (the “Payment Schedule”):

●	On or before August 15, 2024, each Investor shall remit its respective Installment Payment to the Company (the “First Payment”). Promptly following the First Payment, the Company shall issue the respective Ordinary Shares to the applicable Investor.

●	On or before November 30, 2024, each Investor shall remit its respective Installment Payment to the Company (the “Second Payment”). Promptly following receipt of the Second Payment, the Company shall issue the respective Ordinary Shares to the applicable Investor.

●	On or before March 31, 2025, each Investor shall remit its respective Installment Payment to the Company (the “Third Payment”). Promptly following receipt of the Third Payment, the Company shall issue the respective Ordinary Shares to the applicable Investor.

●	On or before July 31, 2025, each Investor shall remit its respective Installment Payment to the Company (the “Fourth Payment”). Promptly following receipt of the Fourth Payment, the Company shall issue the respective Ordinary Shares to the applicable Investor.

The Principal Shareholders, including GTRIMG, have expressed their intention to purchase up to an aggregate $1,600,000 of Ordinary Shares in the Offering, in accordance with the Payment Schedule. Of such aggregate proceeds undertaken to be invested by the Principal Shareholders in the Offering, GTRIMG, the controlling shareholder of the Company, undertook to invest $500,000 in the Offering, in four Installment Payments of $125,000 each, in accordance with the Payment Schedule.

Under the Companies Law, a private placement in which a controlling shareholder has a personal interest (within the meaning of the Companies Law) requires the approval of the audit committee, the board of directors and the shareholders by the Special Majority, as described above under “Vote Required for Approval of the Proposal.” Accordingly, GTRIMG’s participation in the Offering is subject to shareholder approval by the Special Majority. If the shareholders do not approve this proposal at the Meeting, the Offering will be consummated without the participation of GTRIMG.

The Audit Committee and Board of Directors determined that the Offering is advisable and in the best interests of the Company and its shareholders, and determined to recommend that our shareholders approve the Offering. In evaluating the Offering, the Audit Committee and Board of Directors considered a number of factors, including, but not limited to, the Company’s immediate need for funds in view of its current cash position and longer-term liquidity needs and the consequences to the Company and its shareholders if it does not raise immediate funds; and management’s analysis that it would not likely be able to secure alternative sources of capital within the time frame required by the Company to address its immediate cash requirements.

Approval Required

See “Vote Required for Approval of the Proposal” above.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve a private placement of the Company’s ordinary shares to GTRIMG Investments Ltd., the controlling shareholder of the Company, on such terms and conditions as set forth in Proposal 1 to the Proxy Statement for the Meeting.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the foregoing resolution.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

OTHER BUSINESS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically described in this proxy statement and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy, pursuant to their discretionary authority, in accordance with their best judgment and recommendation of the Board of Directors.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 3, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 3, 2024.

By Order of the Board of Directors

P.V. Nano Cell Ltd.

/s/ Avi Magid
Avi Magid
Chief Executive Officer

July 3, 2024